Michael Kennedy, Esq. Staff Attorney U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	June 30, 2016
Re:	Enersis Américas S.A. Form 20-F for Fiscal Year Ended December 31, 2015 File No. 001-12440 Filed May 2, 2016
Dear Mr. Kennedy:
As a follow-up to my telephone conversation with you, I am writing on behalf of Enersis Américas S.A. to confirm that Enersis Américas S.A. is in receipt of the letter dated June 16, 2016 from Ms. Mara Ransom, Assistant Director, Office of Consumer Products, providing comments on the above-referenced filing for Enersis Américas S.A.  Due to the complexity of the comments and issues relating to internal resources and scheduling, Enersis Américas S.A. has requested a 10 business day extension to  July 15, 2016 to respond to the comment letter (we note that July 4, 2016 is a holiday).  This letter confirms our conversation during which Enersis Américas S.A. was granted the extension request.
If you have any questions or required additional information, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,
/s/ J. Allen Miller
J. Allen Miller